COSCO
SINGAPORE
COSCO CORPORATION (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

82-4033

n Secretary's Office: 47 Hill Street #06-02
.e Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/ps **Exemption No. 33-91910**

10 January 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910~~)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	Description of Announcement
8 December 2004	Query regarding Trading Activity
8 December 2004	Reply to Query regarding Trading Activity
9 December 2004	Notice of A Director's (including a director who is a substantial shareholder) Interest and Change in Interest
14 December 2004	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
17 December 2004	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
17 December 2004	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
28 December 2004	Proposed Acquisition of 51% Interest in the registered capital of Cosco Shipyard (Group) Co., Ltd
31 December 2004	Resignation of Alternate Director

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 1/25

encs
c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

Query Regarding Trading Activity

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
Company Registration No.	197300970D
Announcement submitted on behalf of	SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Elsie Chua
Designation *	Vice President
Date & Time of Broadcast	08-Dec-2004 14:50:44
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Description *

8 December 2004

Cosco Corporation (S) Limited
9 Temasek Boulevard #07-00
Suntec City Tower II
Singapore 038989

Attention: Mr Ji Hai Sheng

Dear Sir

QUERY REGARDING TRADING ACTIVITY

1 We have noted, and draw your attention to, a substantial decrease in the price of your shares recently. To ensure a fair and orderly market, please answer each of the following:

Question 1: Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading?
- If yes, the information must be announced immediately.

Question 2: Are you aware of any other possible explanation for the trading?

Question 3: Can you confirm your compliance with the listing rules and, in particular, listing rule 703?

2 Please respond immediately via SGXNET. Where appropriate, you may want to request a trading halt or a suspension of trading. Please contact Market Control (or, if you need to discuss the matter, your Account Manager in Issuer Regulation) immediately. Thank you for your cooperation.

3 We have released this letter via SGXNET.

Yours faithfully

ELSIE CHUA
Vice President
Market Surveillance

Notes:

1. Subject to limited exceptions in rule 703, an issuer must announce any information known to the issuer concerning it or any of its subsidiaries or associated companies which is necessary to avoid the establishment of a false market in the issuer's securities, or would be likely to materially affect the price or value of its securities must be publicly disclosed (rule 703).
2. An issuer must undertake a review to determine the causes of any unusual trading activity (paragraph 20 of Appendix 7.1).
3. An announcement should, among other things, state whether the issuer or any of its directors are aware of the reasons for the unusual trading activity and whether there is any material information which has not been publicly disclosed (paragraph 31 of Appendix 7.1).
4. Your responsibility under listing rules is not confined to, or necessarily satisfied by, answering the questions in this letter.

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Dear **Mr Ji Haisheng** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00012**
Broadcast Status	PUBLISHED
Broadcast Date & Time	08-Dec-2004 16:26:44
Submission Date & Time	08-Dec-2004 16:26:39
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	REPLY TO QUERY REGARDING TRADING ACTIVITY
Announcement Category	REPLY TO QUERY REGARDING TRADING ACTIVITY

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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SINGAPORE

COSCO CORPORATION (SINGAPORE) LIMITED (REG. NO. 196100159G)

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804
(Attention Ms Elsie Chua)

8 Dec 2004

Dear Sirs,

QUERY REGARDING TRADING ACTIVITY

We refer to your letter of 8 Dec 2004 – Query Regarding Trading Activity.

Our response to your questions are as follows:

Question 1. Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading?

- If yes, the information must be announced immediately.

Our response: We are not aware of any information not previously announced concerning ourselves, our subsidiaries or associated companies which, if known, might explain the trading.

Question 2. Are you aware of any other possible explanation for the trading?

Our response: We are not aware of any possible explanation for the trading.

Question 3. Can you confirm your compliance with the listing rules and, in particular, listing rule 703?

Our response: We confirm our compliance of the listing rules and, in particular, listing rule 703.

We also like to refer to our third quarter result announcement (in paragraph 10) released on 8 Nov 2004 wherein it was stated that : "Barring unforeseen circumstances, the Group expects both turnover and net profit for FY 2004 to be significantly higher than FY 2003." We stand by this statement confidently.

Yours truly,

Mr Ji Haisheng
President
8 Dec 2004



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Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00020**
Broadcast Status	PUBLISHED
Broadcast Date & Time	09-Dec-2004 17:15:15
Submission Date & Time	09-Dec-2004 17:15:10
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUBSTAN SHAREHOLDER) INTEREST AND CHANGE IN INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

*** Asterisks denote mandatory information**

>> Explanatory Notes

This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68850881

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 08-12-2004
2. Name of Director * — Dr Wang Kai Yuen
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 08-12-2004
2. Name of Registered Holder — Mina Sze Ming CHAN
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Deemed Interests - Purchased by spouse for her personal investment
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	340,000
As a percentage of issued share capital	0.031 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.995
No. of Shares held after the change	440,000
As a percentage of issued share capital	0.041 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	340,000
As a percentage of issued share capital	0 %	0.031 %
No. of shares held after the change	0	440,000
As a percentage of issued share capital	0 %	0.041 %

Footnotes: Note: Dr Wang Kai Yuen is an independent director of the Company

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Dear **JI HAISHENG** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00047**
Broadcast Status	PUBLISHED
Broadcast Date & Time	14-Dec-2004 17:26:20
Submission Date & Time	14-Dec-2004 17:26:16
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUBSTAI SHAREHOLDER) INTEREST AND CHANGE IN INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

Ok

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

*** Asterisks denote mandatory information**

>> Explanatory Notes

This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	JI HAISHENG
Designation *	President
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68850881

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 14-12-2004
2. Name of Director * — Poh Hee Boon
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of [Select Option] — 14-12-2004
2. Name of Registered Holder — Poh Hee Boon
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	316,000
As a percentage of issued share capital	0.029 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.005 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.985
No. of Shares held after the change	366,000
As a percentage of issued share capital	0.034 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of [Select Option] , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	316,000	0
As a percentage of issued share capital	0.029 %	0 %
No. of shares held after the change	366,000	0
As a percentage of issued share capital	0.034 %	0 %

Footnotes: NOte: Mr Poh Hee Boon is a Director of the subsidiary, CNF Shipping Agencies Pte Ltd

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Announcement Submission : Acknowledgement Page

Dear **Mr Li Jianxiong** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00047**
Broadcast Status	PUBLISHED
Broadcast Date & Time	17-Dec-2004 17:43:10
Submission Date & Time	17-Dec-2004 17:43:06
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUB SHAREHOLDER) INTEREST AND CHANGE IN INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

*** Asterisks denote mandatory information**

>> Explanatory Notes

This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68850887

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 16-12-2004
2. Name of Director * — Lee Fook Choy
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. *[Please complete Part II and IV]*

>> PART II

1. Date of change of Interest — 10-11-2004
2. Name of Registered Holder — Lee Fook Choy
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	3,858,200
As a percentage of issued share capital	0.356 %

No. of Shares which are subject of this notice	2,000,000
As a percentage of issued share capital	0.184 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.166
No. of Shares held after the change	1,858,200
As a percentage of issued share capital	0.171 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	3,858,200	0
As a percentage of issued share capital	0.356 %	0 %
No. of shares held after the change	1,858,200	0
As a percentage of issued share capital	0.171 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary Cosco Marine Engineering (Singapore) Pte Ltd. The number of shares held before and after the change, both includes 277,200 shares registered under the name of CPF Approved Nominees.

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17/12-04

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SGX. Tomorrow's Market, Today

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Announcement Submission : Acknowledgement Page

Dear **Mr Li Jianxiong** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00048**
Broadcast Status	PUBLISHED
Broadcast Date & Time	17-Dec-2004 17:45:22
Submission Date & Time	17-Dec-2004 17:45:18
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUB SHAREHOLDER) INTEREST AND CHANGE IN INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

*** Asterisks denote mandatory information**

>> Explanatory Notes

This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68850887

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 16-12-2004
2. Name of Director * — Lee Fook Choy
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 26-11-2004
2. Name of Registered Holder — Lee Fook Choy
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details — 1,130,000 shares on 26/11/2004 at S$1.152 per share; 630,000 shares on 30/11/2004 at S$1.161 per share; and 240,000 shares on 1/12/2004 at S$1.144 per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,858,200

As a percentage of issued share capital	0.171 %
No. of Shares which are subject of this notice	2,000,000
As a percentage of issued share capital	0.184 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.154
No. of Shares held after the change	3,858,000
As a percentage of issued share capital	0.356 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,858,200	0
As a percentage of issued share capital	0.171 %	0 %
No. of shares held after the change	3,858,200	0
As a percentage of issued share capital	0.356 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd.

The number of shares held before and after the change, both includes 277,200 shares registered under the name of CPF Approved Nominees.

Attachments:

Total size = **0**
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SINGAPORE
EXCHANGE

SGX. *Tomorrow's Market, Today*

WELCOME

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Announcement Submission : Acknowledgement Page

Dear **JI HAISHENG** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00022**
Broadcast Status	PUBLISHED
Broadcast Date & Time	28-Dec-2004 17:16:48
Submission Date & Time	28-Dec-2004 17:16:44
Company Name	COSCO CORPORATION (S) LTD
Announcement Title	MISCELLANEOUS :: PROPOSED ACQUISITION OF 51% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD (GROUP) CO., LTD
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Miscellaneous
* Asterisks denote mandatory information

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	JI HAISHENG
Designation *	PRESDIENT
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68850881

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	
Description	The Board of Directors is pleased to announce that the PRC regulatory authority has recently issued the business licence to Cosco Shipyard (Group) Co. Ltd for the sino-foreign joint venture relating to the Company's acquisition of 51% in the registered capital of said company.
Attachments:	Total size = **0** (2048K size limit recommended)

28/12/04

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	31-Dec-2004 17:18:01
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RESIGNATION OF ALTERNATE DIRECTOR
Description	
Attachments:	Announcement041231.pdf Total size = **62K** (2048K size limit recommended)

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SINGAPORE COSCO CORPORATION (SINGAPORE) LIMITED (REG. NO. 196100159G)

RESIGNATION OF ALTERNATE DIRECTOR

The Board of Directors of the Company wishes to announce that Mr Gu Qichang has resigned as an alternate director to the Chairman, Captain Wei Jiafu, with effect from 31 December 2004.

Mr Gu has also resigned, with effect from 31 December 2004, as a director of the following subsidiaries and associated companies of the Company: -

- Costar Shipping Pte Ltd
- Cosco Marine Engineering (Singapore) Pte Ltd
- Harington Property Pte Ltd
- Cosco (Singapore) Pte Ltd
- Cosem Pte Ltd
- Cosco Container Depot Pte Ltd
- Serene Sky Shipping Inc
- Greenery Shipping Corporation S.A.
- Dynamism Shipping Corporation S.A.
- Cos Glory Shipping

The Board of Directors would also like to express its appreciation to Mr Gu Qichang for his past contributions to the Company.

BY ORDER OF THE BOARD

Mr Ji Haisheng
President

31 December 2004